SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Ranks # 1 in Disclosure Procedures

São Paulo, February 16, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, received two awards yesterday at the Eighth annual IR Global Rankings (IRGR) – which ranks and recognizes companies with the best investor relations practices. GOL ranked number one in the category of “Disclosure Procedures” in Latin America, and ranked #1 in the Consumer Goods and Services Industry worldwide. GOL also placed Top 5 in the category of “Corporate Governance” in Brazil. All together, 145 companies from 31 countries were considered in the ranking.

The “Disclosure Procedures” category recognizes companies that have the best earnings releases and disclosure processes, prioritizing equal treatment and assuring that all investors receive the same information simultaneously. The “Corporate Governance” category awards organizations that have the best practices and transparency related to information management and dissemination to investors.

“Receiving this award is a recognition of GOL’s commitment to transparency, guaranteed information access and equal treatment”, stated Richard Lark, Chief Financial Officer of GOL. “This acknowledgment inspires us to further improve our investor relations tools”.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 440 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli, or Simone Luciano	Meagan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Ph: (5511) 3049-0343 / 0343	Ph: 212 515 1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.